
Follow-Up...
Materials


06013982

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME U.S. Commercial Corp S.A De C.V.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34669 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DAT : 6/2/06

82-34669

ARIS
12-31-05

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2005 and 2004
with Report of Independent Auditors

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

Contents:



■ MANCERA, S.C.
Antara Polanco
Av. Ejército Nacional 843-B
Col. Granada, 11520 México, D.F.

■ Tel. 5283 1300
Fax. 5283 1392

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
U.S. Commercial Corp., S.A. de C.V.

We have audited the accompanying consolidated balance sheets of U.S. Commercial Corp., S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of U.S. Commercial Corp., S.A. de C.V. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

C.P.C. Francisco Alvarez del Campo

Mexico City
April 20, 2006

AGUSTIN AGUILAR LAURENTS
CONTADOR PUBLICO

REPORT OF STATUTORY AUDITOR

To the Stockholders of
U.S. Commercial Corp., S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of U.S. Commercial Corp., S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2005, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the stockholders', Board of Directors' and the Audit Committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated April 20, 2006, issued as a result of their audit of the financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my review and the report of other independent auditors mentioned in the preceding paragraph, the accounting and reporting policies and criteria observed by the Company in the preparation of the financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present accurately, fairly and sufficiently in all material respects, the financial position of U.S. Commercial Corp., S.A. de C.V. and subsidiaries at December 31, 2005, the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

C.P.C. Agustín Aguilar Laurents
Statutory Auditor

Mexico City
April 20, 2006

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	Ps. 553,962	Ps. 971,707
Investments (Note 4)	530,999	191,326
Accounts receivable, net (Note 5)	463,246	351,376
Inventories, net (Note 6)	6,508,489	6,195,740
Prepaid expenses and other current assets	223,665	682,337
Current assets from discontinued operations (Note 3)		1,748,532
Total current assets	8,280,361	10,141,018
Investments, cost	13,674	13,547
Furniture, equipment and leasehold improvements, net (Note 7)	2,031,950	2,049,359
Goodwill (Note 2k)	4,716,245	4,790,021
Deferred taxes (Note 16)	9,516	6,056
Other assets	48,520	19,926
Non current assets from discontinued operations (Note 3)		993,377
Total assets	Ps. 15,100,266	Ps. 18,013,304
Liabilities and stockholders' equity		
Current liabilities:		
Suppliers	Ps. 3,551,745	Ps. 3,122,549
Other accounts payable and accrued liabilities (Note 8)	2,394,112	2,117,788
Related parties (Note 13)	138,482	4,730
Deferred revenue	224,093	259,084
Short-term capital leases (Note 15)	3,224	7,510
Short-term debt (Note 9)	220,687	
Current liabilities from discontinued operations (Note 3)		1,007,402
Total current liabilities	6,532,343	6,519,063
Long-term liabilities:		
Deferred revenue	91,900	27,205
Long-term capital leases (Note 15)	181,700	191,616
Long-term debt (Note 9)	3,944,514	4,566,083
Total long-term liabilities	4,218,114	4,784,904
Total liabilities	10,750,457	11,303,967
Stockholders' equity (Note 12):		
Capital stock	2,640,513	2,641,563
Premium on subscription of shares	3,004,937	3,004,937
(Accumulated deficit) retained earnings	(1,267,091)	722,754
Other accumulated comprehensive loss items	(376,049)	(7,416)
Surplus derived from acquisition of minority interest	347,499	347,499
Total stockholders' equity	4,349,809	6,709,337
Total liabilities and stockholders' equity	Ps. 15,100,266	Ps. 18,013,304

The accompanying notes are an integral part of these financial statements.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31, 2005	Year ended December 31, 2004
Net sales	Ps. 43,652,118	Ps. 42,680,269
Cost of sales	34,544,118	33,940,757
Gross profit	9,108,000	8,739,512
Operating expenses:		
Selling, general and administrative expenses	8,114,239	8,093,671
Depreciation (Note 7)	479,559	502,335
Impairment (Note 2o)		19,285
	8,593,798	8,615,291
Operating income	514,202	124,221
Comprehensive financing income (loss):		
Interest income	30,351	8,180
Interest expense	(350,233)	(450,878)
Realized gain on sale of marketable securities, net	82,729	152,074
Exchange (loss) gain, net	(8,890)	104
Net monetary position gain	291,813	255,006
	45,770	(35,514)
Other (expense) income, net	(7,524)	15,003
Income from continuing operations before income tax and discontinued operations	552,448	103,710
Asset tax	(296,378)	(8,673)
Deferred income tax	1,477	6,046
	(294,901)	(2,627)
Income from continuing operations before discontinued operations	257,547	101,083
Loss from discontinuing operations (Note 3)	(2,237,025)	(151,721)
Net loss	(1,979,478)	(50,638)
Weighted average number of common shares outstanding (in thousands)	Ps. 1,246,850	Ps. 1,256,526
Loss per share net	Ps. (1.59)	Ps. (0.04)
Loss per share from discontinued operations	Ps. (1.79)	Ps. (0.12)

The accompanying notes are an integral part of these financial statements.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Capital stock								
	Historical	Restatement	Authorized but not paid-in	Premium on authorized of shares	Retained earnings (accumulated deficit)	Other accumulated comprehensive loss items	Surplus derived from acquisition of minority interest	Comprehensive loss	Total stockholders' equity
Balance at December 31, 2003	Ps 522,794	Ps. 2,164,157	Ps. (32,946)	Ps. 3,004,937	Ps. 927,784	Ps. 222,878	Ps. 347,499		Ps. 7,157,103
Purchase of Company's own shares	(11,613)	(829)			(154,392)				(166,834)
Comprehensive loss:									
Net loss for the year					(50,638)			Ps. (50,638)	(50,638)
Other comprehensive loss items:									
Effects of translation						(230,294)		(230,294)	(230,294)
Comprehensive loss								Ps. (280,932)	
Balance at December 31, 2004	511,181	2,163,328	(32,946)	3,004,937	722,754	(7,416)	347,499		6,709,337
Purchase of Company's own shares	(1,018)	(32)			(10,367)				(11,417)
Comprehensive loss:									
Net loss for the year					(1,979,478)			Ps. (1,979,478)	(1,979,478)
Other comprehensive loss items:									
Effects of translation						(368,633)		(368,633)	(368,633)
Comprehensive loss								Ps. (2,348,111)	
Balance at December 31, 2005	Ps. 510,163	Ps. 2,163,296	Ps. (32,946)	Ps. 3,004,937	Ps. (1,267,091)	Ps. (376,049)	Ps. 347,499		Ps. 4,349,809

The accompanying notes are an integral part of these financial statements.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31, 2005	2004
Operating activities		
Net loss	Ps. (1,979,478)	Ps. (50,638)
Loss from discontinued operations	2,237,025	151,721
Items not requiring the use of resources:		
Depreciation	479,559	502,335
Impairment		19,285
Deferred taxes	(1,477)	(6,046)
Net resources obtained from results of operations	735,629	616,657
Net changes in working capital, except treasury items	373,362	(1,224,830)
Resources provided by (used in) operating activities	1,108,991	(608,173)
Financing activities		
New loans	1,132,313	11,447,691
Repayment of loans	(287,589)	(10,617,074)
Decrease in capital stock and retained earnings due to purchase of company's own shares	(11,417)	(166,834)
Resources (used in) provided by financing activities	(833,307)	663,783
Investing activities		
Acquisition of Good Guys, net of cash acquired		(23,393)
Additions to furniture, equipment and leasehold improvements, net of retirements	(325,162)	(410,521)
Investments	(339,673)	70,060
Other assets	(28,594)	1,544
Resources used in investing activities	(693,429)	(362,310)
Net decrease in cash and cash equivalents	(417,745)	(306,700)
Cash and cash equivalents at beginning of year	971,707	1,278,407
Cash and cash equivalents at end of year	Ps. 553,962	Ps. 971,707

The accompanying notes are an integral part of these financial statements.

1. Operations and Summary of Significant Accounting Policies

U.S. Commercial Corp., S.A. de C.V. (Collectively U.S. Commercial) owns all of the shares of Corporativo Comercial Capital, S.A. de C.V. (formerly Commercial LLC) and CompU LLC, respectively, which, in turn, owns 63.7% and 36.3% respectively, of the shares of CompUSA, and subsidiaries (CompUSA).

CompUSA Inc., a Delaware corporation, and subsidiaries (collectively, "CompUSA" or "the Company") is a specialty retailer of technology and home entertainment products and services with operations in 96 major metropolitan markets across the United States and Puerto Rico. The Company operated 244 branded retail locations at December 31, 2005.

2. Significant Accounting Policies

The significant accounting policies and procedures used in the preparation of the financial statements are described below:

a) Consolidation

The consolidated financial statements include the statements of U.S. Commercial and its subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company recognizes revenues from the sale of merchandise when the customer takes possession of the merchandise or at the time of shipment when delivery is required. The Company maintains an allowance for sales returns based on historical return rates. Revenues from training and technical service sales are recognized at the time services are provided to the customer. The Company recognizes revenues from gift cards at the time they are redeemed.

The Company sells extended service plans (Non-Obligor Contracts) on behalf of an unrelated third party (the Warrantor) and, to a lesser extent, sells its own extended service plans (Obligor Contracts) in those states in which third-party service plans are not permitted. The Company recognizes revenues on the sale of Non-Obligor Contracts at the time of sale, net of direct selling expenses. The Company recognizes revenues and direct selling expenses of the Obligor Contracts sold, ratably over the term of such contracts, generally one to four years. Direct selling expenses are recognized as cost of sales.

Merchandise presented to the Company for servicing under extended service plans is repaired by the Company on behalf of the warrantor, and revenues are recognized upon completion of performance of these services.

To the extent the Company sells bundled services, revenue is allocated to the service lines based on relative fair value when services are sold on a stand-alone basis. Combined revenues related to training, technical service sales, and extended service plans are less than 10% of total revenues for both 2005 and 2004.

In October 2005, the Company began a customer loyalty program in which customers may enroll for an up-front fee and earn points to be redeemed for products and services offered by the Company. Revenues related to the up-front fee are deferred over the life of the customer agreement and are included in deferred revenue. The Company recognizes an accrued liability for the value of the points expected to be redeemed.

c) Recognition of the effects of inflation

The Company recognizes the effects of inflation on its financial information as required by Mexican accounting Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information" issued by the Mexican Institute of Public Accountants ("MIPA"). Consequently, amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2005.

The inflation rates in the countries where the Company operates were as follows:

	%	
	2005	2004
United States of America	**3.42**	3.26
Mexico	**3.33**	5.19

The financial statements have been restated to Mexican pesos with purchasing power at December 31, 2005 as follows:

Inventories are valued at average costs and stated at replacement cost, not in excess of market value.

Property and equipment are originally recorded at cost or market value at the date of acquisition and then restated using the inflation rate of the country of origin. Depreciation is computed on the restated value of the related assets using the straight-line method based on their estimated useful lives as follows:

Furniture, fixtures and equipment	3 to 10 years
Leasehold improvements and property or equipment under capital lease	Lesser of the estimated useful life of the asset or over the term of the lease, generally 10 to 15 years

Capital stock, premium on authorized shares, surplus derived from purchase of minority interest and retained earnings of US Commercial were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) from the time capital contributions were made and earnings were generated.

Revenues and expenses which affect or are derived from a monetary item, are restated from the month the transaction occurred through the latest balance sheet date, based on inflation factors in the country of origin.

Costs, expenses and revenues which are derived from non-monetary items are restated at the balance sheet date based on the non-monetary asset that was used or sold.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of operations under the caption Comprehensive financing income.

Other accumulated comprehensive loss items included in the consolidated statement of changes in stockholders' equity consist basically of the effect of translation of foreign entities.

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position*, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non cash items in the determination of resources provided by operations.

d) Basis of translation of financial statements of foreign subsidiaries

The financial statements of the foreign subsidiaries, which in the aggregate accounts for 100% of consolidated net sales, and approximately 98% of total assets in 2005 and 2004, respectively, have been translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the MIPA, as follows:

- The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP, which includes, among other, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of USA.

- The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of operations accounts were translated at the exchange rate at the end of the reporting period.

Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of operations.

At December 31, 2005 and 2004, the translation loss aggregated Ps. 368,633 and Ps. 230,294, respectively. The related amounts are included in stockholders' equity under the caption Other accumulated comprehensive income items.

The Company's financial statements at December 31, 2004 were restated to constant pesos as of December 31, 2005 based on Mexican accounting Bulletin B-15.

e) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Mexico requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

f) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

g) Accounts receivable

Trade accounts receivable primarily represent amounts due from customers related to the sale of CompUSA's products and services. Such receivables are generally due from a diverse group of corporate, government, and education customers located throughout the United States and, accordingly, do not include any specific concentrations of credit risk. Accounts receivable also include warranty-related receivables (amounts due from insurers of customer warranty claims).

CompUSA has an arrangement with a financial services company (the Issuer) whereby the Issuer manages CompUSA's private label credit card programs. The credit card accounts and receivables generated thereby are owned by the issuer. Under the terms of the agreement, the Issuer charges CompUSA a fee to cover the Issuer's cost of providing credit and collecting the receivables, which are non-recourse to CompUSA.

h) Allowance for doubtful accounts

The allowance for doubtful accounts is based on a number of factors, including loss experience of the Company, review of specific account balances, and business and economic conditions. The allowance is based on estimates, and actual losses may differ if future events vary substantially from the Company's assessments of collectibility. The Company charges off specific, uncollectible customer receivables to the allowance for doubtful accounts when collection efforts cease.

i) Inventories and allowance for obsolete and slow-moving inventories

Inventories are valued at acquisition cost or market value, the smaller and restated using the average-cost method.

j) Investments

Investments include fixed maturities and equity securities. Fixed maturities include corporate and governmental bonds, which accrue interest based on the stated interest rate.

All marketable securities are considered by management to be trading securities and are reported at fair value based on quoted market prices. Net unrealized gains are included in Other income. Realized (losses) gains on sales of investments are included in other income based on a specifically identified cost basis.

Investments in less than 10% owned affiliates are accounted for on the cost method.

k) Goodwill

Goodwill represents the excess purchase price over the fair value of the net assets of acquired subsidiaries and affiliates at the purchase date. Goodwill is not amortized, but instead evaluated annually for impairment. An impairment loss is recognized if the carrying value is not recoverable or exceeds their recovery value, the difference is recognized as an impairment loss. During 2005 and 2004, no impairment loss in the value of goodwill was determined.

In 2005, the Good Guys reporting unit was discontinued, and a goodwill impairment of $58.9 million was included in the loss from discontinued operations. In 2004, the fair value of the Company's reporting units, as estimated by the Company, exceeded the carrying value of the net assets.

During 2005, the Company recorded a reduction of $5.0 million of goodwill as a result of adjustments to the fair value of CompUSA's net assets related to the reversal of tax reserves as a result of the resolution of certain pre-acquisition tax matters. The Company resolved these tax matters in 2005, and goodwill was reduced accordingly. Goodwill is not deductible for tax purposes.

An analysis of goodwill at December 31, 2005 and 2004 is as follows:

	2005	2004
Balance at beginning of the year	**Ps. 4,790,021**	Ps. 5,200,111
Adjustment from Good Guys discontinuation	**(73,776)**	(652,571)
Acquisition of goodguys.com		30,084
Adjustment to fair value Good Guys net assets acquired		212,397
Balance at end of the year	**Ps. 4,716,245**	Ps. 4,790,021

l) Deferred taxes

The Company recognizes deferred taxes using the asset and liability method. Under this method, deferred taxes are recognized on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued, or the enacted rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to reverse.

The Company evaluates periodically the future realization of its deferred tax assets and, if necessary, creates a valuation allowance for those assets for which there is not a high probability of realization.

Asset tax is offset against deferred income tax, making the appropriate evaluation of its future realization.

m) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated balances are settled or translated at the balance sheet date are charged or credited to operations.

n) Reserve for closed facilities

CompUSA maintains a reserve for future rental obligations, carrying costs, and other closing costs related to closed facilities, primarily closed and relocated stores.

Reserves for facility closures are recorded when a store is close and are calculated as the lesser of the discounted future rental payments remaining under the lease (less estimated sublease rental income) or the lease termination fee. The carrying values of long-lived assets for stores identified for closure are depreciated at an accelerated rate until the store is closed. At December 31, 2005 and 2004, reserves for closed facilities totaled Ps. 134,357 and Ps. 107,466 (equal to US$ 12.5 million and US$ 9.5 million), respectively, and are included under the caption Other accounts payable and accrued liabilities. The determination of the reserves is dependent on management's ability to make reasonable estimates of costs to be incurred post-closure and of sublease rental income to be received from subleases. The reserves could vary materially if market conditions were to vary significantly from management's assumptions.

In 2005, the Company recorded a charge of Ps. 64,265 (equal to US$6.0 million), related to an abandoned corporate facility. The impairment charge relates to future rent and other expenses to the extent that such amounts exceed estimated future sublease rental income.

The following is a detail of account activity related to closed facilities recorded in other accrued liabilities:

	2005	2004
Balance at beginning of fiscal year	Ps. 107,466	Ps. 193,931
Additions charged to costs and expenses	80,717	14,721
Liability assumed for closed Good Guys' store locations		2,360
Payment of rental obligations	(53,826)	(101,186)
Balance at end of fiscal year	Ps. 134,357	Ps. 107,466

o) Impairment of long-lived assets

The Company annually evaluates its long-lived assets (primarily property and equipment) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable from future cash flows. Recoverability for assets identifiable to individual locations is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets' net carrying value. Recoverability for long-lived assets not identifiable to individual locations is determined by comparing the consolidated undiscounted future net cash flows to the respective carrying values of those assets. The amount of impairment loss, if any, is generally measured as the difference between the net book value of the assets and their estimated market value.

In 2004, the Company recorded an impairment of Ps. 19,285 (equal to US$ 1.7 million) related to long-lived property and equipment at 12 Good Guys stores.

p) Liabilities, provisions, contingent assets and liabilities and commitments

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for their settlement and (iii) the liability can be reasonably estimated.

When the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

q) Advertising expenses

Advertising expenses are expensed as incurred. Advertising expense from continuing operations, net of reimbursements from vendors, amounted to Ps. 451,999 and Ps. 489,488 for fiscal 2005 and 2004 (equal to US$ 42.2 million and US$ 45.7 million), respectively.

r) Preopening costs

Costs incurred prior to the date that new stores commence operations are expensed in the period incurred.

s) Earnings per share

The Company determines earnings per share by dividing current year majority net income by the average weighted number of shares issued and outstanding during the period. The number shares held by the Company have been excluded from the computation.

The loss per share on discontinued operations and the loss per share derived from new accounting requirements were all determined by dividing the related amounts by the respective number of shares, as specified in the preceding paragraph.

t) Comprehensive loss

The Company's comprehensive loss of U.S. Commercial consists of its current year net loss or loss shown in the statement of operations, plus the current year effects of translation of foreign entities.

u) Standard regulations of the Mexican Financial Information Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.* or *CINIF*)

On January 1, 2006, the requirements of the *CINIF* went into effect and replace the standards previously issued by the MIPA. The adoption of these new rules does not have an effect on the Company's financial statements.

v) Reclassifications

Certain amounts shown in the 2004 financial statements as originally issued have been reclassified for uniformity of presentation with the 2005 financial statements.

3. Discontinued Operations

On October 4, 2005, the Company announced that it would no longer continue to operate under the stand-alone Good Guys format. Instead, the Company is expanding its offering of premium home entertainment products in its CompUSA format stores.

The Company entered into an agency agreement to facilitate the sell-through of the inventory and related fixed assets at the stand-alone Good Guys format stores. In addition, the agreement specifies that the agent is responsible for lease resolution costs, up to US$ 27.2 million, related to the disposition of the store, warehouse and corporate facility leases. The Company believes that the $ 27.2 million is adequate to cover all future lease obligations, and therefore, has not recorded any additional liability related to these locations.

As of December 31, 2005, all of the inventory and fixed assets at the stand-alone Good Guys format stores were liquidated, and there are no ongoing operations. Of the 71 standalone Good Guys format stores open at December 25, 2004, 60 stores were closed and 11 stores have been converted to the CompUSA format during fiscal 2005. The fiscal 2005 loss from discontinued operations of $ 209.6 million includes a $ 58.9 million impairment of the goodwill associated with the Good Guys format, $ 23.6 million related to losses on disposal of fixed assets, and the remainder is due to the sell-through of inventory, lease dispositions, and operating losses.

The consolidated results of operations of the stand-alone Good Guys format have been classified as discontinued operations in the accompanying consolidated financial statements. The fiscal 2005 results of Good Guys have been included in discontinued operations for the period from January 1, 2005 to December 31, 2005. The fiscal 2004 results of Good Guys have been included in discontinued operations for the period from January 1, 2004 to December 31, 2004.

The balance sheet and statement of operations corresponding to discontinued operations as of December 31, 2004 and for the years ended December 31, 2005 and 2004 are as follows:

Balance sheet

	2005		2004
Marketable securities		Ps.	122,563
Accounts receivable, net			106,980
Inventories			1,451,310
Prepaid expenses and other current assets			67,679
Current assets from discontinued operations		Ps.	1,748,532
Property and equipment, net		Ps.	338,203
Goodwill			652,571
Other assets			2,603
Current assets from discontinued operations		Ps.	993,377
Suppliers		Ps.	463,681
Other accounts payable and accrued liabilities			542,048
Deferred revenue			1,673
Current liabilities from discontinued operations		Ps.	1,007,402

Statements of Income

	2005	2004
Net sales	Ps. **4,019,708**	Ps. 6,777,001
Cost of sales	**3,444,937**	4,759,239
General, selling and administrative expenses	**1,435,831**	2,091,837
Depreciation	**271,003**	78,587
Operating loss	**(1,132,063)**	(152,662)
Interest income		2,323
Interest expense	**7,224**	
Other expenses	**153,712**	1,382
Loss before provision for income tax	**(1,292,999)**	(151,721)
Taxes	**51,459**	
Loss from discontinuing operations	**(1,241,540)**	(151,721)
Impairment of goodwill	**624,679**	
Capital lease obligations provisions	**(1,123)**	
Net payments to agent (Gordon Brothers)	**371,929**	
Total loss from discontinued operation	**Ps.(2,237,025)**	Ps.(151,721)

4. Investments

An analysis of the Company's investments at December 31, 2005 and 2004 is as follows:

	2005 Fair value	2004 Fair value
Fixed victories:		
Government bonds:		
México	**Ps. 5,711**	Ps. 28,786
Corporate bonds:		
Global Liquidity Funds	**525,288**	
Equity investments:		
MCI, Inc.		162,540
Total of investments	**Ps. 530,999**	Ps. 191,326

In connection with the 2004 reorganization of MCI WorldCom, on January 23, 2004, the Company converted its holdings of WorldCom Senior Debt into 14.28 shares (per US$ 1,000 of debt) of MCI Inc. unregistered common stock. The Company recorded the MCI Inc. common stock on date of conversion at US$ 24.51 per share or US$ 30.8 million for the aggregate investment based on the fair value of the WorldCom Senior Debt on the date of conversion. The recorded value was US$ 1.3 million higher than the carrying value of the MCI WorldCom investment at December 26, 2003. From the date of the conversion until December 31, 2004, the Company recorded unrealized losses on the MCI Inc. common stock of US$ 5.6 million (equal to Ps. 59,981). As of December 31, 2004, the shares of MCI, Inc. cannot be sold until the shares are registered, as required by U.S. securities laws.

On April 9, 2005, U.S. Commercial and other related parties entered into and agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid US$ 25.79 in cash per share of MCI common stock, for a total purchase price of Ps. 364,290. Also, U.S. Commercial stood to receive from Verizon an additional cash payment provided that Verizon's share price exceeded US$ 35.52 for a specific period of time, which ended prior to April 9, 2006. In 2005, U.S. Commercial recognized a gain of Ps. 82,729 as a result of the sale of these shares, which was recognized in Comprehensive financing cost.

5. Accounts Receivable

Accounts receivable consist of the following:

	2005	2004
Clients	Ps. 256,291	Ps. 165,695
Warranty-related receivables	83,149	184,105
Other accounts receivable	140,751	52,307
	480,191	402,107
Less:		
Allowance for doubtful accounts	(16,945)	(50,731)
Total	Ps. 463,246	Ps. 351,376

The Company's bad debt expense was approximately US$ (1.9) million in 2005 and US$ 3.2 million for 2004 (equal to Ps. (20,351) and Ps. 34,275, respectively), and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Included in other receivables is a $ 4.5 million settlement from a class action suit filed against Visa and MasterCard. The settlement was recognized as an offset to selling, general, and administrative expenses. The class members claimed that, through their Honor All Cards policies, Visa and MasterCard forced the class members to accept Visa and MasterCard signature debit card transactions. Under the terms of the settlement agreement, the Company will receive payments over a ten-year period beginning in fiscal 2006.

6. Inventories

An analysis is as follows:

	2005	2004
Finished product	Ps. 6,631,868	Ps. 6,220,684
Merchandise in transit	176,901	189,489
	6,808,769	6,410,173
Less:		
Allowance for obsolete inventory	(300,280)	(214,433)
	Ps. 6,508,489	Ps. 6,195,740

7. Furniture, Equipment and Leasehold Improvements

a) An analysis is as follows:

	2005	2004
Furniture, fixtures and equipment	Ps. **3,212,981**	Ps. 2,978,359
Leasehold improvements	**1,419,357**	1,121,783
Capital leases	**257,814**	265,491
	4,890,152	4,365,633
Less: Accumulated depreciation	**2,875,211**	2,345,018
	2,014,941	2,020,615
Construction in progress	**17,009**	28,744
	Ps. 2,031,950	Ps. 2,049,359

b) Depreciation expense for the years ended December 31, 2005 and 2004 was approximately Ps. 479,559 and Ps. 502,335, respectively (equal to US$ 44.4 million and US$ 52.4 million), respectively.

8. Other Accounts Payable and Accrued Liabilities

As of December 31, 2005, other accounts payable and accrued liabilities include provisions for expenses that are analyzed as follows:

	Balance as of December 31, 2004	Additions	Payments	**Balance as of December 31, 2005**
Accrued salaries and benefits	Ps. 452,393	Ps. 2,540,540	Ps. (2,446,977)	**Ps. 545,956**
Accrued taxes	514,800	4,408,004	(4,316,851)	**605,953**
Reserve for closed facilities	107,466	80,717	(53,826)	**134,357**
Other accrued liabilities	1,043,129	9,397,499	(9,332,782)	**1,107,846**
	Ps. 2,117,788	Ps. 16,426,760	Ps. (16,150,436)	**Ps. 2,394,112**

9. Debt

At December 31, 2005 and 2004, the Company's debt is as follows:

	2005	2004
Revolving line of credit, secured by inventory and receivables, bearing weighted-average interest of 5.84% and maturing in July 2010	**Ps. 2,198,412**	Ps. 2,199,828
Revolving line of credit with affiliate, unsecured, bearing weighted-average interest of 5.85% and maturing in February 2007	**642,654**	996,901
Subordinated note payable to affiliate, unsecured, bearing interest of 6.38% and maturing in June 2009	**1,324,135**	1,369,354
	4,165,201	4,566,083
Less current portion	**220,687**	
Total long-term debt	**Ps. 3,944,514**	Ps. 4,566,083

The aggregate maturities of long-term debt at December 31, 2005, are as follows:

2007	Ps. 1,084,029
2008	441,375
2009	220,698
Thereafter	2,198,412
	Ps. 3,944,514

In 2002, the Company entered into a secured revolving credit agreement with a consortium of banks and financial institutions. On December 19, 2003, this agreement was amended to provide for borrowings and letters of credit up to the maximum of US$ 500 million. On July, 2005, this agreement was amended and extended to July 15, 2007. The revolving credit facility is secured by the Company's inventory and accounts receivable and provides for letters of credit and borrowings at the bank's base rate or LIBOR plus 0.75% to 2.00%, depending on the Company's availability. The credit agreement is subject to a borrowing base that is determined based on the Company's eligible accounts receivable, credit card receivables, inventories, and compliance with covenants, as defined by the credit agreement. Among other restrictions, the credit agreement requires the Company to maintain a defined minimum availability and limits subordinated debt, as defined, to $ 378.6 million. At December 31, 2005, subordinated debt was approximately Ps. 1,966,521 and the borrowing base was approximately Ps. 2,026,502 (equal to US$ 183.6 million and US$ 189,2 million).

The Company had approximately Ps. 2,198,948 outstanding on the credit agreement and approximately Ps. 325,611 of outstanding letters of credit (equal to US$ 205.3 million and US$30.4 million), used primarily for certain trade payables. Interest expense for the credit agreement was approximately Ps. 258,133 and Ps. 82,474 (equal to US$ 14.1 million and US$ 7.7 million) for fiscal 2005 and 2004, respectively. The Company was in compliance with all covenants at December 31, 2005.

In August, 2000, the Company entered into a three-year, revolving, unsecured credit facility with Banco Inbursa, an affiliate of the Company's principal shareholder, at a rate determined by short-term promissory note renewals. In February 2004, the Company amended its $ 150 million credit facility to extend the expiration date to February 28, 2007. As of December 31, 2005, the Company had approximately Ps. 642,654 outstanding on this credit facility and Ps. 214,218 (equal to US$ 60 million and US$ 20 million) of outstanding letters of credit. The Company had US$ 90 million available for future borrowings under this facility as of December 31, 2005. Interest expense for the Banco Inbursa credit facility was approximately Ps. 61,052 and Ps. 36,417 (equal to US$ 5.7 million and US$ 3.4 million) for fiscal 2005 and 2004, respectively.

In June 2001, the Company borrowed funds from Banco Inbursa. The subordinated note payable to affiliate is approximately $ 123.6 million at an interest rate equal to a revolving 90-day LIBOR plus 3.25%. In June 2004, the note was refinanced to extend the repayment of principal and the maturity date. The first principal payment is due September 2006. Interest expense for the subordinated note payable was approximately Ps. 73,905 and Ps. 63,194 for fiscal 2005 and 2004, (equal to US$ 6.9 million and US$ 5.9 million) respectively.

10. Marketing Agreement

Effective April, 2001, CompUSA entered into a marketing agreement with an Internet provider under which CompUSA is marketing memberships for the provider's services at CompUSA retail locations. Under this agreement, CompUSA received US$ 24 million as an upfront payment, of which US$ 10 million was designated as an advance for commissions on the sale of memberships. The US$ 10 million was recorded as revenue as CompUSA sold memberships, according to the provisions of the agreement. As of the end of 2003, the US$ 10 million was fully earned. The remaining US$ 14 million of the upfront payment was fully earned as of the end of 2004. The Company recognized approximately Ps. 69,621(equal to US$ 6.5 million) of deferred revenue in 2004.

Effective September, 2004, the Company met the terms of the marketing agreement, and the agreement was terminated. The Company has entered into a new marketing agreement with the Internet provider, which provides revenues upon the selling of memberships.

11. Labor Obligations

In Mexico

US Commercial Corp. has no employees and, consequently, has no labor obligations or obligations related to Mexican labor law.

In the U.S.

CompUSA sponsors a defined contribution profit-sharing plan (the 401(k) Plan) covering employees of CompUSA and its subsidiaries who are at least 21 years of age. Eligible employees may become participants as of the first day of the next calendar quarter after their hire date.

Contributions to both the 401(k) Plan and the deferred compensation plan consist of employee pretax contributions determined as a percentage of each participating employee's compensation and CompUSA's matching contributions up to a specified limit. CompUSA may make additional contributions to either or both plans at the discretion of the CompUSA's Board of Directors (the Board). CompUSA's expense for contributions to the 401(k) Plan and the deferred compensation plan aggregated approximately Ps. 13,924 (equal to US$ 1.3 million) for 2005 and 2004, respectively.

12. Stockholders' Equity

a) An analysis of the capital stock at December 31, 2005 and 2004 is as follows:

	Number of shares	
	2005	2004
Series B-1 shares representing fixed capital stock with no withdrawal right	**1,412,081,430**	1,474,115,267
Treasury shares	**(24,750,000)**	(24,750,000)
Unsubscribed shares not paid in		(62,033,837)
Repurchased treasury shares	**(140,725,427)**	(138,064,427)
Total shares issued and outstanding	**1,246,606,003**	1,249,267,003

b) In an extraordinary stockholders' meeting held on July 28, 2005, it was solved to cancel and recorded without effects 62,033,837 shares that were slopes of subscription and payment, being the fixed minimum capital without right to retirement represented by 1.412.081.430 actions of the series B-1, ordinary nominative cases without expression of nominal value

c) In conformity with the Mexican Securities Trading Act, companies are no longer required to set up a reserve for the re-purchase of their own shares. The shares acquired are charged directly to stockholders' equity. The shares acquired in 2004, were applied to the reserve for purchase of company's own shares balance.

d) In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock

13. Related Parties

The Company purchases call center services from The Telvista Company (TTC), an affiliate under common control of certain shareholders. Purchases for fiscal 2005 and 2004 were approximately $ 9.2 million and $ 11.6 million, respectively. Additionally, the Company performs certain administrative functions for TTC. For fiscal years 2005 and 2004, the Company incurred and billed $ 0.7 million and $ 1.1 million, respectively, of expenses related to these services to TTC. Net accounts payable to TTC were approximately $ 0.3 million and $ 0.6 million at December 31, 2005, and December 25, 2004, respectively.

There are no agreements outside of the normal course of business between TTC and CompUSA.

In May 2005, US Commercial entered into a secured revolving credit agreement with Inmuebles Cantabria, S.A. de C.V. for an indefinite term, stipulating that all loans shall be taken out during the time and at the fixed interest rate determined considering the money market rates in force in Mexico City at that time. At December 31, 2005, U.S. Commercial owes US$ 136 million on such loan agreement.

14. Foreign Currency Balances and Transactions

a) At December 31, 2005 and 2004, US Commercial Corp individually foreign currency denominated assets were as follows:

	Foreign currency (in thousands)			
		2005		2004
Assets	**US$**	**1,284,708**	US$	1,519,784
Liabilities		**986,518**		1,022,222

The prevailing exchange rate used to translate U.S. dollar denominated monetary assets at December 31, 2005 and 2004 was Ps. 10.71 and Ps. 11.26 per U.S. dollar, respectively.

b) During the years ended December 31, 2005 and 2004, US Commercial Corp. had the following transactions denominated in U.S. dollars:

	U.S. dollars (in thousands)	
	2005	2004
Revenues	**US$ 4,041,513**	US$ 3,823,154
Expenses	**794,352**	766,581
Interest expenses	**32,974**	22,317
Interest income	**5**	4
Other income, net	**(107)**	535

15. Commitments and Contingencies

a) CompUSA leases equipment under leases that expire at various dates through 2008. CompUSA operates in facilities leased under non-cancelable capital and operating leases that expire at various dates through 2022, the majority of which contain renewal options and require the Company to pay a proportionate share of common area maintenance.

At December 31, 2005, future minimum rental payments under all leases with initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year	Capital Leases	Operating Leases
2006	Ps. 23,757	Ps. 1,359,503
2007	24,635	1,259,752
2008	23,328	1,090,691
2009	23,328	912,022
2010	23,329	823,261
Thereafter	298,384	3,012,173
		Ps. 8,457,402
Total minimum rental payments	416,761	
Less interest	231,837	
Present value of minimum rental payments	184,924	
Less current portion	3,224	
Capital lease obligations due after one year	**Ps. 181,700**	

Rental expense, net of rental income of US$ 664 million and US$ 652 million (equal to Ps. 7,112,038 and Ps. 6,983,507), was approximately US$ 125.8 million and US$ 121.5 million for the years ended December 31, 2005 and 2004, respectively (equal to Ps. 1,347,431 and Ps. 1,301,374 , respectively).

b) In early 2000, a lawsuit was filed against the Company and certain other defendants, including James Halpin, the former Chief Executive Officer of the Company, on behalf of COC Services, Ltd. (COC) alleging, among other things, breach of contract, tortuous interference, and conspiracy. The jury trial for this case was commenced on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against the Company for $ 90,000,000 in actual damages and $ 94,500,000 in exemplary damages. The verdict also awarded actual and punitive damages in the amount of $ 90,000,000 and $ 175,000,000 against Mr. Halpin. Actual and punitive damages were also awarded against the remaining defendants. On March 15, 2001, the Company and Mr. Halpin filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the trial court signed a judgment that COC take nothing from the Company or Mr. Halpin, having granted their respective motions for judgment notwithstanding the verdict. The trial court entered judgment against the remaining defendants. COC appealed the take-nothing judgment in favor of the Company and Mr. Halpin. The other defendants appealed the judgment against them. On August 26, 2004, the Dallas Court of Appeals affirmed the take-nothing judgment in favor of the Company and Mr. Halpin and also reversed the judgment against the remaining defendants and entered a take-nothing judgment in their favor. COC's motion for rehearing before the Dallas Court of Appeals was denied, and COC filed a petition to review with the Texas Supreme Court.

The Texas Supreme Court requested briefing on such petition. Pursuant to an agreed motion to dismiss, the Texas Supreme Court has now dismissed COC's petition for review as to the Company. COC recently announced that it was also dropping its petition for review as to Halpin. At December 31, 2005, no amount has been accrued as this matter is considered closed.

c) On June 14, 2004, an individual filed a complaint in the Superior Court for the State of California seeking the recovery of damages for misclassification and failure to pay overtime wages, failure to provide meals and rest periods, failure to provide appropriate bonuses/commissions, failure to maintain adequate records and waiting time penalties, all under California state law on behalf of the named plaintiff and other individuals similarly situated. The Company is unable to form a judgment that it is probable or remote that the outcome of the case will be unfavorable to the Company, and the Company is unable to predict an estimate of the amount or range, if any, of any potential loss. At this time, the Company intends to vigorously defend against the underlying claim and any effort to certify the case for class treatment.

d) On September 2, 2005, GE Warranty Management, Inc. and GE Services Management, Inc. (collectively, GE) filed suit asserting claims for fraud, negligent misrepresentation, violations of the Uniform Deceptive Trade Practices Act, violations of the Illinois Consumer Fraud and Deceptive Business Practices Act, and breach of the Retail Dealer Agreement between the plaintiffs and Good Guys. Plaintiffs allege that defendants provided false and misleading information to plaintiffs regarding Good Guys' prior claims experience and Good Guys' claims for reimbursement. Plaintiffs also allege that defendants provided false and misleading information to Good Guys' customers concerning the scope of GE service contracts. Plaintiffs seek actual damages in excess of $21,000,000, exemplary damages, attorneys' fees, costs, and interest. Defendants moved to dismiss all of the plaintiffs' claims, except the negligent misrepresentation claim and the portion of the plaintiffs' breach of contract not covered by a February 2003 release between plaintiffs and Good Guys. Defendants also moved to transfer the case to the Northern District of Texas. The judge requested that defendants withdraw their motion to dismiss until he rules on the motion to transfer venue on March 29, 2006. Once that ruling is announced, the defendants will reassert their motion to dismiss. The Company believes the suit is without merit and intends to vigorously defend against the plaintiff's claim.

At December 31, 2005, no amount has been accrued for actual damages, exemplary damages, attorneys' fees, costs, and interest as it is not possible to estimate the possible loss or range of loss that might be incurred.

16. Income tax and Asset Tax

In Mexico

a) Income tax and asset tax

1) The companies constituted in Mexico are subject to payment of both corporate income tax and asset tax.

2) At December 31, 2005 and 2004, income tax charged to results of operations are as follows:

Income tax:

		2005		2004
Current year income tax	**Ps.**	**89,046**	Ps.	8,673
Deferred asset tax		**207,332**		
Total tax	**Ps.**	**296,378**	Ps.	8,673

3) At December 31, 2005 and 2004, US Commercial determinate a fiscal loss as of Ps. 4,679 and Ps. 21,782 (historical).

4) In December 2004, a gradual reduction in the 33% corporate income tax rate was approved so that the rate will be 30% in 2005, 29% in 2006 and 28% in 2007 and succeeding years.

5) The asset tax is computed on the average restated value of most assets net of certain liabilities. Asset tax is payable only to the extent that it exceeds income tax. Asset tax of US Commercial Corp. for the years ended December 31, 2005 and 2004 was Ps. 128,084 and Ps. 11,542, respectively.

At December 31, 2005, the balance of the "Restated contributed capital account" (CUCA), and the "Net tax profit account" (CUFIN) was Ps. 3,643,793 and Ps. 3,535,668, respectively.

6) An analysis of the effects of temporary differences that give rise to deferred tax liabilities is as follows:

		2005		2004
Unrealized gains in Mexico	**Ps. (**	**9,477)**	Ps. (	5,997)
Accrued liabilities	**(**	**39)**	(	59)
	Ps. (	**9,516)**	Ps. (	6,056)

In 2005, the deferred income tax was recorded in the other assets account net.